Exhibit 4.2

Partnership Agreement

Made and signed in Beit Ha’Emek on 21st of the month of May 2015

Between:	Canndoc Ltd.
Private company limited in shares
Pcn 51441851
Pob 4367 (Geula branch) Tel Aviv - Yafo
By managers and authorized signatories: Yaron Blovstein and Avner Barak
(hereinafter: “Canndoc”)

Of the One Part

And Between:	Beit Ha’Emek Agriculture - Cooperative Agricultural Association Ltd.
Number 57-003823-2
(hereinafter: “Beit Ha’Emek Agriculture”)
Address, Kibbutz Beit Ha’Emek, Mobile Post Oshrat ___

Kibbutz Beit Ha’Emek Cooperative Agricultural Association Ltd.
Number 570007609
(hereinafter: “the Kibbutz”)

Of the Second Part

A new Association which shall be established by the Beit Ha’Emek corporations
(hereinafter: “the Association”)

Whereas the Kibbutz is the holder of the lease rights in agricultural land designated for agricultural cultivation in an area of 5 Dunam located in plot 18480, parcel 17, and whose details and full description, including its boundaries, appear in the Diagram attached hereto as Appendix A (“Diagram”), and which are marked in a red line in the Diagram (hereinafter: “the Property”).

And whereas, the Kibbutz has granted a right of use in the Property to Beit Ha’Emek Agriculture, which is wholly controlled by the Kibbutz.

And whereas, the Kibbutz is a party to this agreement due to its being the holder of the rights in the Property and being the owner of the water rights and since for purposes of approval and granting of validity to this agreement, the approval of the competent institutions is required for the engagement in this agreement.

And whereas, the Kibbutz has founded a new association (“the Association”) for purposes of its engagement in this contract and in unregistered partnership with Canndoc.

And whereas, the Kibbutz and Beit Ha’Emek Agriculture issue their agreement for the Association and Canndoc to make use of the Property in accordance with and subject to the provisions of this agreement.

And whereas, Canndoc hereby declares that it has all of the approvals, permits and consent required by any relevant authority, including the Ministry of Health and the Ministry of Internal Defense, including the Israel Police.

And whereas, the Association and Canndoc wish to operate in an unregistered partnership in the framework of a joint venture which shall operate in the property, a farm for both cultivation of cannabis plants for medical use and extraction of medical cannabis oil (hereinafter: “the Farm” and “the Partnership”) for marketing by the company Canndoc Ltd., at its exclusive discretion (hereinafter: “Canndoc”) and in accordance with the terms of the growers license which Canndoc holds, in accordance with and subject to the provisions of this agreement below. A copy of the growers license of Canndoc is attached hereto as Appendix A-1.

And whereas, the Partnership is for cultivation purposes only (as defined in this agreement), and the Association and/or the Kibbutz shall not have any right in any venture and/or collaboration and/or other activity with Canndoc unless agreed otherwise in advance and in writing. However, on the other hand, it is clarified and declared hereby that the Association and/or the Kibbutz and/or any party on their behalf does not have and shall not have any liability towards the final product and/or in respect of the use thereof and/or in respect of the results of the use thereof, and all as specified below in this agreement.

And whereas the Partnership will operate in the framework of an unregistered partnership.

Accordingly it is agreed between the parties as follows:

Preamble

1.	The preamble and the appendices to this agreement constitute an inseparable part thereof.

2.	The headings of the clauses in this agreement were intended for convenience of reference only, and may not be accorded any interpretive significance.

In this agreement the following terms shall have the meaning appearing adjacent thereto:

The Areas of the Property - an area of approximately 5 Dunam (with agricultural greenhouses) and which is marked in the Diagram attached as Appendix A.

(The Kibbutz will maintain a reserve of agricultural land available, adjacent to the Property, for purposes of future expansion of the activity of the Partnership in an area of 3 Dunam).

3.	This agreement exhausts all of the agreements of the parties related to the Property, the Partnership and its activity. Upon the signature of this agreement, all of the declarations of the parties and/or their undertakings and/or any representation and/or agreement, whether orally or in writing, made by them prior to the signature upon this agreement, concerning the Property and/or the Partnership and/or its activity, are null and void.

4.	Every party to this agreement undertakes to bring this agreement for approval of its competent institutions within 40 days from the date on which the last of the parties has signed upon the agreement. Approval of the competent institutions is a suspending condition to the entry into force of this agreement. Approval of the competent institutions will be attached as Appendices B and C respectively, to such extent as they are issued and after they are issued.

The Cultivation

5.	The joint activity of the partners will involve cultivation of medical cannabis plants and/or extraction of oil from medical cannabis (hereinafter: “the Cultivation”) in the Property.

6.	For purposes of this agreement, “Cultivation” means, inter alia: treatment of the ground, irrigation, growing, handling of the Cultivation, harvesting and every agronomic activity required for the Cultivation in the area of the Cultivation - as shall be agreed between the parties, preparation of seedlings, and extraction of oils from the medical cannabis. Save for improvement and/or cultivation of strains, research and so forth.

It is emphasized that the Partnership will engage solely and exclusively in Cultivation as defined in this agreement. All of the operation and all of the responsibility for the actions carried out prior to Cultivation and/or thereafter, such as: development of strains and activities which shall be carried out at the end of the Cultivation, conversion of the oil and/or medical cannabis into other products, marketing to patients, product liability from the moment of delivery to Canndoc and so forth, shall not apply to the Partnership and/or the Association and/or the Kibbutz and/or any party on their behalf. The Partnership between the parties is for purposes of Cultivation only.

It is clarified that to such extent as the product which shall be received shall be of an inferior quality, as defined below, Canndoc shall not be obligated to purchase the product of the Partnership. “Inferior quality” in this matter - in accordance with the definitions of the Ministry of Health, defined below. The Partnership shall have a right to produce an alternative product in these circumstances and Canndoc shall acquire it in accordance with its needs.

The Partnership and its purpose

7.	The partners - the Association and Canndoc will operate in the framework of an unregistered partnership.

8.	The principal purpose of the Partnership shall be a joint venture for Cultivation of medical cannabis plants in Beit Ha’Emek .

9.	The rights of the parties in the Partnership shall be: 70% Canndoc and 30% the Association.

10.	The Partnership will engage in everything required and shall be responsible for Cultivation of cannabis plants and production of oils and their sale to Canndoc Ltd., maintenance and current and proper operation of the Farm in accordance with the requirements of the regulator.

11.	The parties undertake to act jointly for the approval of this agreement and of the Partnership by the competent Authority pursuant to the Agricultural Settlement Law and to sign upon any document and to carry out any action which shall be required for the approval and operation of the Partnership. Such approval constitutes a suspending condition to the validity of this agreement as specified below.

12.	The Partnership will operate, to such extent as possible, in accordance with the Cultivation plan which was prepared by the parties for the joint operation, which is attached as Appendix D of this agreement.

13.	It is clarified that the Partnership shall not bear any direct or indirect liability for the products of Canndoc which are marketed to the patients and/or any other entity, or any other liability for matters which are not related to the process of Cultivation. The exclusive liability for this matter shall be of Canndoc and it shall indemnify the Association and/or Beit Ha’Emek in the event that a lawsuit and/or a demand shall be submitted against them in respect of the products of Canndoc Ltd., and a judgement shall be issued, subject to that stated in this agreement. In addition, the Partnership will finance the cost of product liability insurance with an insurer, and it undertakes to indemnify the parties to this agreement in the event that a lawsuit and/or a demand shall be submitted against them in respect of the product. The Kibbutz may insure itself in additional insurance as against any damage which shall be caused to patients in respect of the product in a separate insurance policy, and in such instance the Kibbutz will bear the costs of the additional insurance itself. For the sake of removal of doubt it is clarified that this agreement does not grant Canndoc and/or the Partnership, in any manner or form, rights in the land of Kibbutz Beit Ha’Emek and/or the water rights of Kibbutz Beit Ha’Emek and/or in any other of the assets of Kibbutz Beit Ha’Emek , other than the rights of use in the Property specified in this agreement which shall be accorded to the Partnership, and for the period of this agreement alone. It is further clarified that this agreement does not grant the Kibbutz and/or the Association any right whatsoever in the strains, the Cultivation protocols, the growers license, the know-how, the list of patients and the business connections belonging to Canndoc Ltd.

Management of the Partnership

14.	The accounting of the Partnership will be carried out on the books of Canndoc with a pricing separation. The accounting of Canndoc (including the payroll accounting) will be managed in entirety at the accounting department of Beit Ha’Emek at Beit Ha’Emek in accordance with the prices and conditions concluded in accordance with the market prices. Beit Ha’Emek will be responsible for placing a workstation at the offices of the company which is connected to an ERP (One) program, and will enable control and supervision at all times.

15.	The management of the Partnership will be composed of three representatives of Canndoc and two representatives of the Association. Each party will appoint the representatives by notice in writing to the counterparty and shall be entitled to replace the representatives from time to time, by notice of writing. This clause will not change without the agreement of the parties in writing.

16.	The management of the Partnership will approve the annual Cultivation plan and any deviation therefrom, and shall be authorized to pass any resolution in the framework of the purposes of the Partnership.

17.	Resolutions in the management of the Partnership will be passed by a majority, save for the matters specified below, with respect to which a unanimous decision is required:

17.1.	Sale of the rights in the holding in the Partnership or part thereof.

17.2.	The entry of additional partners into the Partnership.

17.3.	The opening of accounts at financial institutions.

17.4.	Approval of the annual business plan and the investment plan.

17.5.	Approval of distribution or non-distribution of dividend.

17.6.	Approval of any transaction between parties at interest, including amendments to transactions between parties at interest.
17.7.	The granting of guarantees to third parties.

17.8.	The obtaining of loans and/or investment capital.

17.9.	Entry into new fields of activity.

17.10.	Activity with a material impact on the lifestyle at Beit Ha’Emek .

17.11.	Signatory rights.

17.12.	Appointment of CEO and chairman.

18.	The Partnership will appoint a manager for the Farm as shall be needed, who shall be responsible for the employees of the Farm and the routine operations of the Farm and everything related to the Cultivation at the Farm. The parties agree that Canndoc has a first right to propose a candidate on its behalf for this position, in light of its expertise and multi-year experience in the field.

Accounting

19.	It is agreed between the parties that the accounting services of Canndoc will be conducted at the accounting department at Beit Ha’Emek in accordance with customary and agreed market prices. The accounting of the Partnership will be conducted in the books of Canndoc, separately from the remainder of its financial activity which is not related to the Partnership, as activity-based-costing activity (hereinafter: “the Ledger of the Partnership”). All of the data in the Ledger of the Partnership will be available for review of any party at any time. It is clarified that this service includes payroll accounting services and costing services for analysis of the operations. All of this, at competitive prices which shall be approved by the management of Canndoc.

Accounting services include: preparation of monthly/quarterly/annual reports, payroll accounting, costing services for detailed analysis of the products or sub-activities, preparation of a balance sheet.

20.	The management of the Partnership will receive a report every quarter concerning the income and expenses of the Partnership, and any other information required in connection with the Partnership and its business affairs.

21.	The books of account of the Partnership shall be open at all times to the parties to this agreement. Canndoc shall be exclusively liable shall have discretion for performance of current payments on behalf of the Partnership.

Financing, investments and expenses

22.	The income of the Partnership will serve for payment of its current expenses.

23.	To such extent as the Partnership shall require financing for its activity, including its current activity and/or its expenses and/or compliance with its undertakings pursuant to this agreement and/or for its debt upon liquidation, such financing will be provided by each party, in accordance with its proportional share in the holding of the Partnership.

24.	In the event that the Association shall be unable to provide the funds required for purposes of the Investment in the Partnership and/or financing of its current and/or other activity and/or bearing of its expenses and/or compliance with its undertakings and/or any other monetary undertaking pursuant to this agreement (hereinafter: “the Investment”), the Association shall find a party to provide a loan to the Association at the rate of the Investment required at such time in the stead of the Association, on behalf of the share of the Association, alongside the share of Canndoc as stated. In the event that Canndoc shall be the party to provide the loan to the Association, then the loan shall be returned to Canndoc from the share of the Association in the profit of the Partnership. The loan shall be provided under terms of a commercial market loan at such time, which shall be concluded between the parties in advance and in writing. Every Investment invested by any of the parties in the Partnership in accordance with the business plan and in accordance with the investment plan, and subject to that stated in this agreement and in accordance with applicable law, and to such extent as the resolution for investment has been passed lawfully by the competent organs of the Partnership, including financing of the current activity and/or bearing of expenses in which the Partnership must bear, shall be deemed as a shareholder’s loan which shall be returned to the parties prior to distribution of profit to the parties to such extent as there shall be any.

25.	Shareholder’s loans shall bear annual interest at a rate which shall be determined on the date of provision of each and every loan.

Payments and expenses

26.	The parties in the Partnership will bear the current expenses arising from the operation of the Farm and the Cultivation in accordance with the rate of their holding in the Partnership and in accordance with the requirements of the regulator and/or any other necessary institution. To such extent as yields shall be made in the Property for activity of Canndoc which is not in the framework of the Cultivation, the expenses of this activity shall not apply to the Partnership.

27.	Use of water by the Partnership shall be made in accordance with applicable law.

28.	Payment on behalf of water consumption shall be paid on a current basis by the Partnership to the water provider in accordance with the water tariffs determined in the Potable Water for Agriculture Law, and which are published by the Water Authority.

29.	The Partnership shall endeavor, immediately after the signature upon this agreement, to obtain an agricultural water quota from the Water Authority in accordance with the anticipated consumption for the venture. The Kibbutz undertakes to reasonably endeavor that the Partnership shall be entitled to the water quota and that the provision of water to the Partnership shall be regular and uninterrupted.

30.	Employees of Canndoc will provide work services to the Partnership. The aforementioned employees shall be employed by Canndoc. The Kibbutz shall have a first right to propose employees to Canndoc for work in the Partnership under salary terms which are customary at Canndoc and at law, and who shall be qualified to carry out the work which is required. Acceptance of Employees is contingent upon the approval of the management of the Partnership and all of the required institutions (the Police, the Ministry of Health, and so forth). The Partnership of the management has full liberty to employ and/or dismiss employees as it deems fit, from the Kibbutz and/or from any other source.

31.	For the sake of removal of doubt, the Partnership is not responsible for the rights of employees in the period preceding the establishment of the Partnership. Each party undertakes to indemnify the Partnership and/or the counterparty in respect of lawsuits of members and salaried employees who worked at such party, and were transferred to work in the Partnership, if these shall sue the Partnership in respect of the period preceding its establishment, or in respect of their work other than in the framework thereof. Attached hereto as Appendix E concerning employees who we employed by the parties prior to establishment of the Partnership.

32.	The Partnership will pay the electrical and gas and/or any other expense required for purposes of the use and the Cultivation.

Profit and loss

33.	Profit will be distributed solely and exclusively after performance of all the payments in respect of the current expenses required for management of the business affairs of the Partnership, the Investments, payment of all of the financing expenses (in accordance with this order).

34.	All of the expenses and taxes will be paid in practice by Canndoc since the Partnership will be activity-based-costed at Canndoc and Canndoc will obligate the Partnership. From the profit available for distribution, the amounts for return of Investment shall initially be deducted. Investments, to such extent as shall be required, shall be approved in advance and in writing by both parties. If an agreed Investment shall take place, where Canndoc will provide the financing thereof with the approval of the Association, the financing and the principal shall be set off in the pricing, prior to calculation of the profit for distribution.

When profits shall be distributed in the activity-based-costing partnership, it shall be distributed in accordance with the ownership 70% - 30%. In any event, the Association shall be entitled to 30% of the pricing profits.

The Property

35.	The Kibbutz declares and undertakes hereby as follows:

35.1.	It is the holder of a lease-right in the Property pursuant to a lease contract signed with the Israel Lands Administration on 26.4.1990, for a period commencing on 1.10.1989 and ending on 30.9.2038, save for a change, if and to such extent as shall apply, in light of the change in the classification of Beit Ha’Emek to a town. To such extent as the Kibbutz is aware, this change is not anticipated to impact that stated in the agreement. If it shall have a detrimental effect - the right to exit the agreement shall be in accordance with the provisions set forth in clause 50.

The lease agreement with Israel Lands Administration is attached as Appendix F of this agreement.

35.2.	That on the date of the signature upon this agreement, it is not aware of any bar to renewal of the lease agreement with the Israel Lands Administration, for any period.

35.3.	That to such extent as is contingent upon it, it shall continue to remain the lessee and the holder of the Property throughout the entire period of this agreement, and shall not grant or assign or transfer or pledge its rights in the Property to any third-party (save for the Association) and shall not carry out any action which may prevent renewal of the lease agreement with the Israel Lands Administration at the end of any lease period. The Kibbutz undertakes to endeavor with the Israel Lands Administration to extend/renew the lease agreement including the Property, which shall ensure its rights in the Property for the entirety of the duration of this agreement. For the sake of removal of doubt, it is clarified hereby that to such extent as an agreement shall not be signed with the Authority for reasons not contingent upon the Kibbutz, this shall not be deemed breach of the agreement, and Canndoc and/or the Partnership shall not be entitled to any additional compensation in respect thereof. In such instance, Canndoc shall be entitled to notify upon cessation of the engagement immediately, and the Association and the Kibbutz shall not be entitled to any compensation in connection therewith.

35.4.	All of its rights in the Property are free of any pledge or any other third-party right.

35.5.	That subject to receipt of the approvals required from the competent Authority, pursuant to the Agricultural Settlement Law and/or pursuant to the lease contract with the Israel Lands Administration, there is no statutory, legal, contractual, or other bar to its engagement in this agreement and fulfillment of its undertakings hereunder.

35.6.	The Kibbutz and/or the Association will grant the Partnership authorization to use the Property subject to the approval of the Ministry of Agriculture and/or a party on its behalf.

35.7.	The declarations of the Association above, and their accuracy, are a fundamental condition to the signature upon this agreement.

36.	The Kibbutz and Beit Ha’Emek Agriculture undertake hereby as follows:

36.1.	Subject to that stated above, to provide the Property as defined in the preamble to this agreement for the use of the Partnership throughout the entire period of this agreement, without consideration, for every purpose related to the Cultivation of medical cannabis as defined in this agreement, and for such purpose alone and subject to that stated in this agreement.

36.2.	To pay in respect of the Property, throughout the entire period of the agreement, lease/rental fees to the Israel Lands Administration, in the framework of the annual payments to the Authority carried out by the Kibbutz in respect of the Kibbutz square, and to make available the Property when it is clear of any person and waste.

36.3.	To bear any payment which shall be imposed upon the Property and which is imposed upon the owner and/or the lessee of the Property.

36.4.	Not to endeavor and/or to initiate a change in the zoning of the Property to any other zoning (including residential and/or industrial) in such manner as shall harm the use of the Property in accordance with this agreement, and save for existing plans.

37.	The Partnership shall bear any payment imposed upon the Association/Kibbutz in respect of the activity of the Partnership in the Property and which is imposed upon the holder (as distinct from the lessee/owner) of the Property, including payment of municipal taxes to the Mateh Asher Regional Authority, and other taxes as shall be required, and provided that they apply by their nature to the holder and user of the Property and not to the owner thereof or the lessee in the Property.

38.	It is clarified and agreed that other than the right of use granted to the Partnership pursuant to this agreement, there is not and shall not be any right in the Property for the Partnership.

39.	The Partnership will not carry out any planning changes and/or changes in zoning, unless agreed otherwise in writing, and after the rules related to the financial investments and the rights of the parties shall have been determined.

40.	The Partnership shall not carry out any structural changes to the contour, improvement in the Property, drainage, and changes in the outline of the Property other than changes required for the current Cultivation, beyond the Areas of the Property, unless this was agreed in advance and in writing, and after the rules related to the monetary investments and the rights of the parties shall have been determined. That stated shall not apply to any changes in the existing structures today.

41.	It is agreed hereby that at the end of the period of the right of use as stated in this clause, the Kibbutz/Beit Ha’Emek Agriculture, have the right to demand of the Partnership to remove all of the construction and the infrastructure installed which may not be separated or dismantled by the Partnership, or to leave them in the land, all at its discretion and without being required to pay any compensation in respect of the infrastructure. The Kibbutz/Beit Ha’Emek Agriculture will participate in the costs of the removal in accordance with the rate of its holdings in the Partnership.

Provision of the Property to the Partnership

42.	Beit Ha’Emek Agriculture/the Kibbutz undertake to provide the Property for the use of the Partnership from the date of the provision of the approval of the competent Authority pursuant to the Settlement Law.

43.	If 60 days have passed from the signature upon this agreement and the approval of the Supervisor pursuant to the Agricultural Settlement Law has not been issued for the activity of the Partnership in the Property, each party shall be entitled to cancel this agreement without this being deemed breach and without any of the parties being obligated in compensation to its counterpart.

44.	Nothing in that stated above shall detract from the obligation of all of the parties to diligently and in good faith endeavor to obtain the approval.

45.	The Property will be delivered to the Partnership in its condition at the time of its delivery (As Is), and the Partnership shall have no contention with respect to the type, nature and/or condition of the Property, upon all of the connections thereto, and included with respect to electricity, water, and sewage infrastructure, save for a hidden fault and/or defect.

46.	The Partnership will use the Property for every purpose in the field of Cultivation of medical cannabis and extraction of medical cannabis into oil (hereinafter: “the Product”), pursuant and subject to all of the relevant licenses and/or permits in accordance with applicable law and/or directive of any competent Authority throughout the entire period of the authorization, and which are valid, and the sale of the Products to Canndoc, which is responsible for the transportation and distribution of the Product to its patients.

The period of the agreement for the authorization for use of the Property

47.	The period of authorization of use of the Partnership in the Property shall be 5 years + 3 options of 5 years each which shall be renewed automatically subject to fulfillment of all of that stated in this agreement.

48.	Upon liquidation of the Partnership, the following shall apply:

48.1.	The Partnership shall vacate the agricultural lands and return them to the Kibbutz.

48.2.	The Partnership will cover all of its expenses and liabilities as of the date of the liquidation.

48.3.	To such extent as a profit balance shall remain for the Partnership (which was collected in practice), and after coverage of all of the debts and liabilities, then the profit balance shall be divided between the partners in accordance with their share in the division of profit.

Cancellation of the agreement

Cancellation of the agreement by Canndoc

49.	In any instance where the grower’s license of Canndoc will be suspended or frozen and/or any decision of the government and/or any other body shall be passed whereby the Cultivation of medical cannabis in Israel shall be prohibited or new regulations or regulatory requirements shall enter into force and/or the grower’s license of Canndoc shall not be renewed, Canndoc shall be entitled to notify the Association of termination of the Partnership and the expiry of this agreement immediately, and without any of the parties having any contention and/or demand and/or claim in respect thereof.

50.	It is clarified that in the event of a detrimental material change (exceeding 10%) in the price paid by a patient for a gram of medical cannabis and/or cannabis oil, Canndoc shall be entitled to notify the Association of cessation of the activity of the Partnership and expiry of this agreement immediately, and without any of the parties having any contention and/or demand and/or claim in respect thereof.

51.	Canndoc shall be entitled to notify the Association at any time upon liquidation of the Partnership and termination of this agreement, by advance notice 3 (three) months in advance. If Canndoc shall have cancelled the agreement as stated in this clause, other than due to its breach by the Association, the following provisions shall apply:

51.1.	The Partnership will vacate the property within two months from the date of the notice of termination of this agreement.

51.2.	Upon vacating the Property, the Association and/or the Kibbutz and/or Canndoc shall have no contention and/or demand and/or claim toward the other parties and/or the Partnership concerning cancellation of the agreement subject to that stated above.

52.	In the instances stated above in clauses 49-50, everything existing in the Property and connected thereto permanently, including the infrastructure and the structures, shall remain in the Kibbutz and shall belong to the Kibbutz, without any payment on behalf of the Kibbutz.

The Kibbutz will be entitled to receive from the partners its proportional share in the equipment and the investments acquired after foundation of the Partnership, after deduction of any investment made by Canndoc in the Partnership in respect of the share of the Association or the Kibbutz as stated in clause 24 of the agreement and after depreciation.

In the event where the agreement was cancelled pursuant to the provisions of clause 51 only, the Association will be entitled also to liquidated damages in an amount of NIS 200,000. With respect to other equipment in the property, to such extent that the Kibbutz shall deem it relevant for its uses, it shall be delivered for the use of the Kibbutz on account of such compensation, in accordance with its book value. The remainder of the compensation will be paid by Canndoc in cash within a period of 90 days from the date of the notice of the cancellation, with deduction of any income invested by Canndoc in the Partnership in respect of the share of the Association or the Kibbutz as specified in clause 24 of the agreement. The Kibbutz may withhold the equipment only as collateral for the performance of the payment by Canndoc. The Kibbutz and/or the Association shall not be entitled to maintain possession of an inventory of medical cannabis and/or its products, documents, funds, and so forth.

Cancellation of the agreement by the Association and by the Kibbutz

53.	The Association shall be entitled to cancel this agreement by notice of 18 months in advance or until Canndoc shall locate an alternative Cultivation area approved by the required Authority, the earlier of these, as well as in any instance where continued performance of this agreement is not possible subsequent to a demand of any Authority to terminate it, and provided that the Association did not initiate, in any manner, whether directly or indirectly, the approach to the Authority, and it carried out every action required and operated diligently in order to remove the aforementioned demand. Notwithstanding that stated, a demand of any Authority which cannot be fulfilled without any expenditure by the parties (save for payment, as shall be required for renewal of the square contract (the lease contract of the Kibbutz) with the Israel Land Authority) shall not constitute a demand which brings about the end of the agreement as stated above, and the parties will collaborate, to such extent as possible, in fulfillment of the demand, and all in accordance with the circumstances of the matter. “Any authority” - for purposes of this clause - including the Israel Land Authority, Ministry of Agriculture, Supervisor of exercise of the Agricultural Settlement Law, the relevant planning and building committees, the regional council and so forth.

54.	If the Association has cancelled the agreement due to a demand of such Authority above, Canndoc shall be entitled to take possession of any equipment and/or installation and/or attachments acquired as part of the joint activity, at its discretion, and provided that it shall return the area of the Farm in a clean and orderly manner to the Association/Kibbutz, and this is against a refund of payments to the Association in respect of the proportional share of the Association in the equipment, to such extent as it has invested funds in the equipment and with deduction of any investment by Canndoc in the Partnership in respect of the share of the Association or the Kibbutz as stated in clause 24 of the agreement.

Prohibition on competition

55.	The Association and/or the Kibbutz, their managers and shareholders therein, undertake not to compete with the business of Canndoc Ltd. and/or the business of the Partnership, directly or indirectly, themselves and/or by means of others, whether independently or as salaried employees, including by way of partnership or of holding, themselves or through others, in shares or in management rights in any corporations, in Israel and/or overseas, for five years from the expiry of this agreement for any purpose whatsoever.

Preservation of confidentiality

56.	Throughout the period of this agreement, and thereafter, the Association and/or the Kibbutz and their managers, undertake not to disclose and/or transfer to any person and/or entity, information upon Canndoc and/or Canndoc Ltd. and/or the business and activity of the Partnership or information and/or a list of customers and/or suppliers and/or Cultivation protocols, irrigation regimes, fertilizer and aeration and/or any other information related to the intellectual property (hereinafter: “the Information”) which has reached it in the framework of the period of the Partnership and/or in connection with Canndoc and/or Canndoc Ltd. and/or the Partnership. The Association and/or the Kibbutz and their managers undertake to preserve in confidence everything related to the business affairs of Canndoc and/or Canndoc Ltd. and/or the Partnership, and not to harm in any manner the goodwill of Canndoc and/or Canndoc Ltd. and/or the Partnership and/or their customer database.

57.	The Association and/or the Kibbutz and their managers undertake to maintain absolute confidentiality in connection with all of the Information as defined above and/or know-how and/or confidential information and/or any other information of value and/or of any third-party maintaining connections with Canndoc, Canndoc Ltd. and the Partnership, and which reached them subsequent to their connection with Canndoc and/or Canndoc Ltd. and/or the Partnership (hereinafter: “the Additional Information”).

58.	The Association and/or the Kibbutz and their managers undertake not to make any use of the Information and/or the confidential information and/or the Additional Information without express consent in writing from Canndoc Ltd., whether themselves, or by means of others, whether directly or indirectly, and not to transfer same to any person and/or corporation for any purpose whatsoever, whether for consideration or without consideration.

59.	The provisions of this clause shall apply indefinitely, even this agreement shall be cancelled for any reason whatsoever.

Intellectual property

60.	It is clarified and agreed between the parties expressly that all of the current and future intellectual property rights in the intellectual property upon all of its components, including, but not only, types of strains, methods for extraction of oil, types of oils, Cultivation protocols, patient lists, contact persons at various Authorities, and commercial secrets (hereinafter: “the Intellectual Property”) are the exclusive property of Canndoc. Furthermore, the Association and/or the Kibbutz and their managers and/or any party on their behalf are prohibited from using the Intellectual Property for any purpose other than in accordance with the provisions of this agreement and/or after the conclusion of this agreement for any reason whatsoever.

61.	The Intellectual Property is a commercial secret owned exclusively by Canndoc, which was obtained by great investment and extensive efforts, and the Association and/or the Kibbutz and/or their managers and/or a party on their behalf shall have no contention in connection with the eligibility of the Intellectual Property to constitute a commercial secret, and that the use thereof shall be made pursuant to this agreement, and that they shall not contend ownership or a right in connection with the Intellectual Property.

Compensation and grants

62.	To such extent as during the period of disagreement, an insurance and/or security and/or war and/or natural disaster event shall take place, as a result of which the cannabis plants and/or the Products derived from them and/or the equipment and/or the inventory of the Partnership shall be occasioned damage which entitles and/or may entitle any of the parties in this agreement to compensation and/or proceeds whatsoever from an insurance company and/or the fund for natural damage or any other entity, the compensation and/or the proceeds to the Partnership shall belong to the Partnership and the party who has received them undertakes to transfer them to the Partnership, and this in connection with the crops and/or the Product which had begun and/or been created after the signature upon this agreement.

63.	To such extent as the Association shall be able to receive grants in respect of investments in Cultivation and/or processing, irrigation systems and/or drainage and ground preservation works, from the Ministry of Agriculture or from any other entity, the Association shall endeavor to submit applications and to receive the grants, and the grant will be transferred to the Partnership. For the sake of removal of doubt it is clarified that the transfer of such grants to the Partnership shall not be deemed a loan and/or investment of the Association in the Partnership.

Liability and insurance

64.	It is emphasized that the Partnership will engage solely and exclusively in Cultivation as defined in this agreement. All of the activity and all of the liability for the activity carried out prior to the Cultivation and/or thereafter, such as: development of strains, and activity which shall be carried out at the end of the Cultivation such as: marketing to patients, liability for products from the moment they were delivered to Canndoc and so forth, shall not apply to the Partnership and/or the Association and/or the Kibbutz and/or any party on their behalf. The Partnership between the parties is for purposes of Cultivation alone.

65.	It is clarified that the Partnership will not bear any direct or indirect liability for the products of Canndoc which are marketed to the patients and/or to any other party and any other liability for matters which are not related to the process of Cultivation. The exclusive liability for this matter shall be that of Canndoc and it shall indemnify the Association and/or Beit Ha’Emek in the event where a lawsuit and/or a demand shall be submitted against them in respect of the Product of Canndoc Ltd., and a judgement shall be issued, subject to that stated in this agreement.

66.	The Partnership will finance the cost of product liability insurance with an insurer, and it undertakes to indemnify the parties to this agreement in the event that a lawsuit and/or demand shall be submitted against them in respect of the Product.

67.	The Partnership/Canndoc will insure its activity in accordance with and subject to the provisions of this agreement with the following insurance policies: product liability insurance, third-party liability insurance, employers liability insurance, these insurances will include the parties to this agreement and the Kibbutz as insured parties.

68.	The Partnership will act to insure its operations in product liability insurance as stated in this agreement. In any event, all of the liability for the Product and its marketing, from the moment of its delivery to it, shall apply to Canndoc Ltd. alone, subject to the remainder of the provisions of this agreement.

Attached hereto is an insurance appendix describing the insurance policies to apply to the Partnership and the insurance policies to be affected by Canndoc.

Suspending condition

69.	The validity of this agreement is contingent upon receipt of the consent of the competent Authority pursuant to the Agricultural Settlement Law (exceptions to use in land and water) - 1967 and the routine operations pursuant to this agreement. The Association and Canndoc undertake, immediately after the signature upon this agreement, to seek the consent of the competent Authority pursuant to the Agricultural Settlement Law and to endeavor diligently and in good faith to obtain such approval.

70.	The Association and Canndoc undertake to act in every possible manner for approval of this agreement, including submission of legal actions and appeals and/or reservations to every necessary legal forum.

71.	The Kibbutz undertakes to endeavor to assist in any possible manner for obtaining of such approval.

72.	The validity of this agreement is contingent upon the approval of the competent Authority in the Kibbutz for the engagement.

The Relations of the parties

73.	For the sake of removal of doubt, the existence of the Partnership shall not limit the parties in any manner or form in the conduct of their business or their assets during the period of the agreement, save as determined expressly in this agreement, and it does not have the effect of restricting the parties in any manner whatsoever after the period of the agreement, subject to the provisions of this agreement.

74.	Subject to the advance approval of the head of the medical cannabis unit in the Ministry of Health, Canndoc shall be entitled to bring into the Farm for purposes of a visit and a review, any relevant entity, including research and development parties, investors, performing contractors for infrastructure work, maintenance and their employees.

75.	It is clarified that the Association and/or the Kibbutz shall not be entitled to bring any party on their behalf into the bounds of the Farm without the approval of Canndoc and the approvals required from the medical cannabis unit at the Ministry of Heath and the Israel Police.

Transfer of duties and rights

76.	The parties shall not be entitled to assign the rights and obligations under this agreement in any manner whatsoever, including by way of sale and/or release and/or pledge, save for assignment to a corporation which is exclusively controlled by the assigning party or of Kibbutz Beit Ha’Emek. However, the parties shall be entitled to carry out a change in the holdings therein per their desire and freely, and provided that this shall not prejudice any provision and/or directive in this agreement.

Miscellaneous

77.	Any change and/or amendment and/or reduction and/or appendix and/or additional agreement related to this agreement shall be made in writing only and signed by the parties.

78.	The addresses of the parties shall be as indicated in the headings of this agreement and any postal items sent by registered post to the aforementioned address shall be deemed to have arrived to its destination within three business days from the date of the dispatch.

In witness whereof the parties have signed

Canndoc Ltd.	the Association (new association)

Beit Ha’Emek Agriculture - Cooperative Agricultural Association Ltd.

Kibbutz Beit Ha’Emek Agriculture - Cooperative Agricultural Association Ltd.